Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited Second Quarter 2012 Earnings

Macau, August 7, 2012 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK:6883) (NASDAQ:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today released its unaudited financial results for the second quarter of 2012.

Net revenue for the second quarter of 2012 was US$938.5 million, representing a decrease of approximately 2% from US$960.0 million for the comparable period in 2011. The decline in net revenue was primarily attributable to lower group-wide rolling chip volumes, partially offset by strong improvements in the mass market table games and gaming machine segments, particularly at City of Dreams.

Adjusted EBITDA(1) was US$203.8 million for the second quarter of 2012, as compared to Adjusted EBITDA of US$216.3 million in the second quarter of 2011. The 6% year-over-year decline in Adjusted EBITDA in the second quarter of 2012 was driven by lower group-wide rolling chip volumes together with an unfavorable blended rolling chip win rate, partially offset by strong improvements in our mass market table games and gaming machine segments together with our ongoing commitment to control costs.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the second quarter of 2012 was US$82.3 million, or US$0.15 per ADS, compared with net income attributable to Melco Crown Entertainment of US$66.7 million, or US$0.13 per ADS, in the second quarter of 2011. The year-over-year improvement in net income was primarily a result of improvements within the mass market gaming segments, reduced non-operating expenses, including lower net interest costs and one-off costs associated with the refinancing of the City of Dreams Project Facility, partially offset by the amortization of land use rights at Studio City, the impact of increased wage costs as a result of the wage rate increase in April 2012 as well as lower group-wide rolling chip volumes and win rate. The net loss attributable to non-controlling interests during the second quarter of 2012 of US$3.9 million was related to Studio City.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “The results delivered in the second quarter of 2012 highlight the strong year-on-year improvements in operating fundamentals of our mass market segments, with our mass market table games operations providing us with a more stable and profitable gaming mix, particularly at City of Dreams, driving group-wide Adjusted EBITDA and cash flow.

“In addition to the recent slow-down in the market-wide rolling chip segment, our rolling chip volumes also continue to be impacted by our table optimization strategies, which we are optimistic will generate improved future group-wide table yields across our rolling chip and mass market table games segments, giving us greater flexibility to participate in the changing gaming landscape in Macau and drive long term and sustainable improvements in future operating fundamentals.

“In relation to Studio City, we are delighted to have received from the Macau Government the revised formal land grant approval and permit to restart construction, enabling us to move forward with the development of our exciting Studio City Project – a large-scale integrated entertainment, retail and gaming resort which will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China.

“We are grateful that the Macau Government has provided us with this unique opportunity to further expand and diversify the leisure and tourism offerings available to visitors to Macau, ensuring the long term success of the region as a leading tourism destination in Asia.

“As announced in early July 2012, we have also recently entered into a memorandum of agreement for the development and operation of an integrated casino resort in the Philippines, which will further diversify our exposure in Asia and deliver incremental sources of earnings and cashflow. We will provide further details on this project when we finalize the terms and conditions of the definitive agreements.”

City of Dreams 2Q Results

For the quarter ended June 30, 2012, net revenue at City of Dreams was US$684.2 million compared to US$607.9 million in the second quarter of 2011. City of Dreams generated Adjusted EBITDA of US$184.3 million in the second quarter of 2012 compared to US$151.3 million in the second quarter of 2011, an increase of 22%.

The year-over-year improvement in Adjusted EBITDA was driven by improved mass market table games and gaming machine volumes, a substantially improved mass market table games hold percentage as well as a higher rolling chip win rate, partially offset by higher wage costs as a result of the wage rate increase in April 2012.

Rolling chip volume of US$19.1 billion for the second quarter of 2012 was approximately in-line with rolling chip volumes in the second quarter of 2011 of US$19.3 billion. The rolling chip win rate was 3.0% in the second quarter of 2012 versus 2.8% in the second quarter of 2011. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 10% to US$822.5 million compared with US$750.5 million in the second quarter of 2011. The mass market table games hold percentage was 29.0% in the second quarter of 2012, a substantial increase from 23.6% in the same period last year. At City of Dreams, we expect our mass market table games hold percentage to range from 25%- 30%.

Slot handle for the quarter ended June 30, 2012 was US$727.8 million, up 28% from US$568.9 million generated in the quarter ended June 30, 2011.

Total non-gaming revenue at City of Dreams in the second quarter of 2012 was US$56.0 million, up 4% from US$54.1 million in the second quarter of 2011. Occupancy per available room in the second quarter of 2012 was 90%, in-line with the second quarter of 2011. The average daily rate (“ADR”) in the second quarter of 2012 was US$181 per occupied room, which compares with US$170 in the second quarter of 2011, an increase of 6%.

Altira Macau 2Q Results

For the quarter ended June 30, 2012, net revenue at Altira Macau was US$208.5 million versus US$311.5 million in the quarter ended June 30, 2011. Altira Macau generated Adjusted EBITDA of US$26.0 million in the second quarter of 2012 compared with Adjusted EBITDA of US$73.1 million in the second quarter of 2011, a decline of 64%. The decrease in Adjusted EBITDA was primarily attributable to a lower rolling chip win rate together with reduced rolling chip volumes, as well as higher wage costs associated with the wage increase in April 2012.

Rolling chip volume totaled US$10.2 billion in the second quarter of 2012 versus US$13.2 billion in the second quarter of 2011. In the second quarter of 2012, the rolling chip win rate was 2.7%, as compared to 3.1% for the comparable period in 2011. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$139.0 million in the second quarter of 2012, a decrease of 6% from US$147.7 million generated in the comparable period in 2011. The mass market table games hold percentage was 17.7% in the second quarter of 2012 compared with 15.8% in the second quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15%- 17%.

Total non-gaming revenue at Altira Macau in the second quarter of 2012 was US$8.1 million, up from US$7.8 million in the second quarter of 2011. Occupancy per available room in the second quarter of 2012 was 97%, in-line with the comparable period in 2011. ADR was US$218 per occupied room, compared to US$200 in the second quarter of 2011, an increase of 9%.

Mocha Clubs 2Q Results

Net revenue from Mocha Clubs totaled US$35.1 million in the second quarter of 2012, up 8% from US$32.4 million in the second quarter of 2011. Mocha Clubs generated US$9.1 million of Adjusted EBITDA in the second quarter of 2012, a decrease of 10% when compared to Adjusted EBITDA of US$10.1 million in the same period in 2011.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 in the second quarter of 2012, compared to approximately 1,600 in the comparable period in 2011. The net win per gaming machine per day was US$181 in the quarter ended June 30, 2012, as compared with US$226 in the same period in 2011, a decrease of 20%.

Other Factors Affecting Earnings

Total non-operating expense for the second quarter of 2012 was US$26.1 million, which included US$22.8 million in net interest expense and other finance costs of US$3.5 million. There was US$2.4 million of capitalized interest during the second quarter of 2012. The year-on-year decrease in non-operating expenses of US$34.7 million was predominantly due to a one-off expense of US$25.2 million associated with the refinancing of the City of Dreams Project Facility as well as a US$4.3 million charge relating to a change in fair value of interest rate swap arrangements which were both recorded in the second quarter of 2011, as well as a US$4.6 million reduction in net interest expense due to lower interest rate swap charges and deferred financing costs compared to the same period in 2011.

Depreciation and amortization costs of US$94.0 million were recorded in the second quarter of 2012, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$14.3 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is a result of increased amortization of Studio City’s land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of June 30, 2012 totaled US$1.8 billion, including US$361.1 million of restricted cash. Total debt at the end of the second quarter of 2012 was US$2.4 billion, and total net debt to shareholders' equity as of June 30, 2012 was 15%.

Capital expenditures for the second quarter of 2012 were US$51.9 million, which primarily related to various projects at City of Dreams as well as design and preliminary costs associated with Studio City.

Six Months’ Results

For the six months ended June 30, 2012, Melco Crown Entertainment reported net revenue of US$1,965.4 million versus US$1,766.5 million in the six months ended June 30, 2011. The year-over-year increase in net revenue was driven by substantially improved group-wide mass table games and gaming machines revenues, partially offset by lower group-wide rolling chip revenue.

Adjusted EBITDA for the first six months of 2012 was US$446.4 million, as compared with an Adjusted EBITDA of US$337.6 million in the first six months of 2011. The year-over-year improvements in net revenue and Adjusted EBITDA were primarily attributable to the increase in mass table games and gaming machine revenues together with strict cost control focus, partially offset by higher wage costs as a result of the wage rate increase in April 2012 and lower group-wide rolling chip revenue.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first six months of 2012 was US$204.4 million, or US$0.37 per ADS, compared with net income attributable to Melco Crown Entertainment of US$73.8 million, or US$0.14 per ADS, in the comparable period of 2011.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its second quarter 2012 financial results on August 7, 2012 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll /International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 866 214 5335
US Toll /International	1 718 354 1232
HK Toll Free	800 901 596
Conference ID	12998404

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company's ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. Such U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses and loss on extinguishment of debt. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$905,962	$921,488	$1,896,834	$1,692,361
Rooms	28,040	25,341	57,468	49,323
Food and beverage	15,732	14,486	32,696	29,329
Entertainment, retail and others	21,379	22,954	43,027	41,179

Gross revenues	971,113	984,269	2,030,025	1,812,192
Less: promotional allowances	(32,601)	(24,314)	(64,655)	(45,650)

Net revenues	938,512	959,955	1,965,370	1,766,542

OPERATING COSTS AND EXPENSES
Casino	(658,622)	(662,594)	(1,361,698)	(1,273,763)
Rooms	(3,456)	(4,439)	(7,586)	(9,024)
Food and beverage	(6,359)	(7,536)	(14,365)	(16,543)
Entertainment, retail and others	(16,416)	(16,124)	(30,764)	(29,158)
General and administrative	(52,222)	(55,558)	(108,631)	(104,314)
Pre-opening costs	(2,215)	(682)	(3,300)	(1,285)
Development costs	(568)	(1,110)	(568)	(1,110)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(14,335)	(4,882)	(28,318)	(9,763)
Depreciation and amortization	(65,343)	(64,363)	(132,128)	(128,136)
Property charges and others	(447)	(1,000)	(3,616)	(1,025)

Total operating costs and expenses	(834,293)	(832,598)	(1,719,593)	(1,602,740)

OPERATING INCOME	104,219	127,357	245,777	163,802

NON-OPERATING EXPENSES
Interest expenses, net	(22,789)	(27,390)	(46,062)	(53,996)
Other finance costs	(3,488)	(4,525)	(6,982)	(8,681)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)	—	(4,310)
Change in fair value of interest rate swap agreements	—	—	363	—
Foreign exchange (loss) gain, net	(435)	35	1,639	191
Other income, net	624	600	1,134	2,064
Loss on extinguishment of debt	—	(25,193)	—	(25,193)

Total non-operating expenses	(26,088)	(60,783)	(49,908)	(89,925)

INCOME BEFORE INCOME TAX	78,131	66,574	195,869	73,877
INCOME TAX CREDIT (EXPENSE)	281	82	1,042	(69)

NET INCOME	78,412	66,656	196,911	73,808
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,850	—	7,442	—

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$82,262	$66,656	$204,353	$73,808

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.050	$0.042	$0.124	$0.046

Diluted	$0.050	$0.041	$0.123	$0.046

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.150	$0.125	$0.373	$0.138

Diluted	$0.149	$0.124	$0.370	$0.137

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,645,671,541	1,600,828,700	1,644,388,593	1,599,631,942

Diluted	1,657,320,954	1,615,246,974	1,657,367,600	1,611,770,624

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,472,726	$1,158,024
Restricted cash	361,082	—
Accounts receivable, net	311,101	306,500
Amounts due from affiliated companies	790	1,846
Amount due from a shareholder	6	6
Inventories	15,545	15,258
Prepaid expenses and other current assets	32,595	23,882

Total current assets	2,193,845	1,505,516

PROPERTY AND EQUIPMENT, NET	2,626,501	2,655,429
GAMING SUBCONCESSION, NET	570,886	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	128,127	72,858
RESTRICTED CASH	—	364,807
DEFERRED TAX ASSETS	84	24
DEFERRED FINANCING COSTS	36,414	42,738
LAND USE RIGHTS, NET	1,021,577	942,968

TOTAL	$6,663,569	$6,269,980

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,631	$12,023
Accrued expenses and other current liabilities	642,449	588,719
Income tax payable	1,788	1,240
Current portion of long-term debt	719,919	—
Amounts due to affiliated companies	1,450	1,137

Total current liabilities	1,375,237	603,119

LONG-TERM DEBT	1,645,726	2,325,980
OTHER LONG-TERM LIABILITIES	29,174	27,900
DEFERRED TAX LIABILITIES	68,259	70,028
LAND USE RIGHTS PAYABLE	93,994	55,301

SHAREHOLDERS’ EQUITY
Ordinary shares	16,571	16,531
Treasury shares	(112)	(106)
Additional paid-in capital	3,229,853	3,223,274
Accumulated other comprehensive losses	(1,031)	(1,034)
Accumulated losses	(78,157)	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,167,124	2,956,155
Noncontrolling interests	284,055	231,497

Total equity	3,451,179	3,187,652

TOTAL	$6,663,569	$6,269,980

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$82,262	$66,656	$204,353	$73,808
Pre-opening Costs	2,215	682	3,300	1,285
Development Costs	568	1,110	568	1,110
Property Charges and Others	447	1,000	3,616	1,025
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	4,310	—	4,310
Change in fair value of interest rate swap agreements	—	—	(363)	—
Loss on extinguishment of debt	—	25,193	—	25,193

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$85,492	$98,951	$211,474	$106,731

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.052	$0.062	$0.129	$0.067

Diluted	$0.052	$0.061	$0.128	$0.066

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.156	$0.185	$0.386	$0.200

Diluted	$0.155	$0.184	$0.383	$0.199

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,645,671,541	1,600,828,700	1,644,388,593	1,599,631,942

Diluted	1,657,320,954	1,615,246,974	1,657,367,600	1,611,770,624

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$17,048	$5,357	$125,408	$(10,041)	$(33,553)	$104,219
Pre-opening Costs	—	—	1,620	595	—	2,215
Development Costs	—	—	—	—	568	568
Depreciation and Amortization	8,916	3,240	57,092	9,422	15,318	93,988
Share-based Compensation	23	37	147	—	2,203	2,410
Property Charges and Others	—	447	—	—	—	447

Adjusted EBITDA	25,987	9,081	184,267	(24)	(15,464)	203,847
Corporate and Other Expenses	—	—	—	—	15,464	15,464

Adjusted Property EBITDA	$25,987	$9,081	$184,267	$(24)	$—	$219,311

	Three Months Ended June 30, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$63,373	$7,540	$94,488	$—	$(38,044)	$127,357
Pre-opening Costs	—	—	682	—	—	682
Development Costs	—	—	—	—	1,110	1,110
Depreciation and Amortization	9,634	2,542	55,970	—	15,409	83,555
Share-based Compensation	60	51	187	—	2,338	2,636
Property Charges and Others	—	—	—	—	1,000	1,000

Adjusted EBITDA	73,067	10,133	151,327	—	(18,187)	216,340
Corporate and Other Expenses	—	—	—	—	18,187	18,187

Adjusted Property EBITDA	$73,067	$10,133	$151,327	$—	$—	$234,527

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended June 30,
	2012	2011
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$219,311	$234,527
Corporate and Other Expenses	(15,464)	(18,187)

Adjusted EBITDA	203,847	216,340
Pre-opening Costs	(2,215)	(682)
Development Costs	(568)	(1,110)
Depreciation and Amortization	(93,988)	(83,555)
Share-based Compensation	(2,410)	(2,636)
Property Charges and Others	(447)	(1,000)
Interest and Other Non-Operating Expenses, Net	(26,088)	(60,783)
Income Tax Credit	281	82

Net Income	78,412	66,656
Net Loss Attributable to Noncontrolling Interests	3,850	—

Net Income Attributable to Melco Crown Entertainment Limited	$82,262	$66,656

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$62,385	$11,615	$264,587	$(19,848)	$(72,962)	$245,777
Pre-opening Costs	—	16	2,130	1,154	—	3,300
Development Costs	—	—	—	—	568	568
Depreciation and Amortization	18,631	6,506	114,584	18,492	30,852	189,065
Share-based Compensation	48	62	226	—	3,696	4,032
Property Charges and Others	—	447	755	—	2,414	3,616

Adjusted EBITDA	81,064	18,646	382,282	(202)	(35,432)	446,358
Corporate and Other Expenses	—	—	—	—	35,432	35,432

Adjusted Property EBITDA	$81,064	$18,646	$382,282	$(202)	$—	$481,790

	Six Months Ended June 30, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$94,759	$15,985	$124,702	$—	$(71,644)	$163,802
Pre-opening Costs	35	—	1,250	—	—	1,285
Development Costs	—	—	—	—	1,110	1,110
Depreciation and Amortization	19,238	5,298	111,027	—	30,955	166,518
Share-based Compensation	100	81	373	—	3,302	3,856
Property Charges and Others	—	25	—	—	1,000	1,025

Adjusted EBITDA	114,132	21,389	237,352	—	(35,277)	337,596
Corporate and Other Expenses	—	—	—	—	35,277	35,277

Adjusted Property EBITDA	$114,132	$21,389	$237,352	$—	$—	$372,873

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2012	2011
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$481,790	$372,873
Corporate and Other Expenses	(35,432)	(35,277)

Adjusted EBITDA	446,358	337,596
Pre-opening Costs	(3,300)	(1,285)
Development Costs	(568)	(1,110)
Depreciation and Amortization	(189,065)	(166,518)
Share-based Compensation	(4,032)	(3,856)
Property Charges and Others	(3,616)	(1,025)
Interest and Other Non-Operating Expense, Net	(49,908)	(89,925)
Income Tax Credit (Expense)	1,042	(69)

Net Income	196,911	73,808
Net Loss Attributable to Noncontrolling Interests	7,442	—

Net Income Attributable to Melco Crown Entertainment Limited	$204,353	$73,808

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Room Statistics:
Altira Macau
Average daily rate (3)	$218	$200	$221	$198
Occupancy per available room	97%	97%	97%	97%
Revenue per available room (4)	$210	$195	$214	$192
City of Dreams
Average daily rate (3)	$181	$170	$185	$170
Occupancy per available room	90%	90%	90%	89%
Revenue per available room (4)	$163	$153	$167	$151

Other Information:
Altira Macau
Average number of table games	182	206	186	206
Table games win per unit per day (5)	$18,270	$23,026	$19,528	$21,843
City of Dreams
Average number of table games	445	420	441	417
Average number of gaming machines	1,379	1,290	1,377	1,292
Table games win per unit per day (5)	$19,846	$18,991	$20,402	$17,844
Gaming machines win per unit per day (6)	$321	$298	$320	$286

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points